September 9, 2024

Joseph Hummel
Chief Executive Officer
Twin Hospitality Group Inc.
5151 Belt Line Road, Suite 1200
Dallas, Texas 75254

       Re: Twin Hospitality Group Inc.
           Amendment No. 2 to Draft Registration Statement on Form 10-12B Submitted August 28, 2024
           CIK No. 0002011954
Dear Joseph Hummel:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form 10-12B
Non-GAAP Financial Metrics
Cash-on-Cash Return, page 113

1. We note you target cash-on-cash returns of approximately 28.9% for conversions from previous restaurants or retail stores and approximately 37.1% for new-build restaurants. Please discuss whether you have achieved these targets and disclose historical cash-on-cash returns to provide additional context for investors regarding this metric.
 September 9, 2024
Page 2

       Please contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-3307
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   William Wong